UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: March 2, 2015
	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

NOT FOR DISTRIBUTION IN OR INTO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT

VimpelCom Amsterdam B.V. announces cash tender offer for certain outstanding debt securities

Amsterdam, Netherlands, 2 March 2015. VimpelCom Amsterdam B.V. (the “Company”) announced today that it commenced a cash tender offer (the “Offer”) for up to U.S.$2,100,000,000 aggregate principal amount (the “Maximum Tender Amount”) of the outstanding (i) U.S.$500,000,000 6.493% Loan Participation Notes due 2016 issued by, but with limited recourse to, VIP Finance Ireland Limited (the “Series 1 Notes”), (ii) U.S.$600,000,000 8.25% Loan Participation Notes due 2016 issued by, but without recourse to, UBS (Luxembourg) S.A. (the “Series 2 Notes”), (iii) U.S.$1,000,000,000 9.125% Loan Participation Notes due 2018 issued by, but with limited recourse to, VIP Finance Ireland Limited (the “Series 3 Notes” and together with the Series 1 Notes and the Series 2 Notes, the “First Priority Notes”), (iv) U.S.$1,000,000,000 7.748% Loan Participation Notes due 2021 issued by, but with limited recourse to, VIP Finance Ireland Limited (the “Series 4 Notes” and the “Second Priority Notes”), (v) U.S.$500,000,000 6.2546% Guaranteed Notes due 2017 issued by VimpelCom Holdings B.V. (the “Series 5 Notes”), (vi) U.S.$1,500,000,000 7.5043% Guaranteed Notes due 2022 issued by VimpelCom Holdings B.V. (the “Series 6 Notes” and together with the Series 5 Notes, the “Third Priority Notes”), (vii) U.S.$600,000,000 5.20% Notes due 2019 issued by VimpelCom Holdings B.V. (the “Series 7 Notes”) and (viii) U.S.$1,000,000,000 5.95% Notes due 2023 issued by VimpelCom Holdings B.V. (the “Series 8 Notes” and together with the Series 7 Notes, the “Fourth Priority Notes” and together with the First Priority Notes, the Second Priority Notes and the Third Priority Notes, the “Notes”).

The Offer is made pursuant to an Offer to Purchase dated today, which sets out a comprehensive description of the terms of the offer.

The amount of each Series of Notes that is purchased in the Offer will be based on the Maximum Tender Amount and the priority level (the “Priority Acceptance Level”) for such Series, as set out under “Priority Acceptance Level” in the table below. Tenders of Second Priority Notes, Third Priority Notes and Fourth Priority Notes in the Offer may be pro-rated as set out in this announcement and the Offer to Purchase. All of the First Priority Notes, which have the highest Priority Acceptance Level (“Priority Acceptance Level 1”), that are validly tendered in the Offer will be accepted before any of the Second Priority Notes (“Priority Acceptance Level 2”), the Third Priority Notes (“Priority Acceptance Level 3”) and the Fourth Priority Notes (“Priority Acceptance Level 4”), that are validly tendered in the Offer are accepted. If the Company accepts any validly tendered First Priority Notes for purchase then all First Priority Notes validly tendered will be accepted for purchase in full without pro-ration, in accordance with the terms and conditions of the Offer. Second Priority Notes, Third Priority Notes and Fourth Priority Notes validly tendered may be accepted for purchase in accordance with the terms and conditions of the Offer but may be subject to pro-ration so that the Company will only accept for purchase Notes having an aggregate principal amount equal to the Maximum Tender Amount, as described in the next paragraph and, in the case of the Fourth Priority Notes only, the Maximum Fourth Priority Tender Amount (as defined below).

Accordingly, if an aggregate principal amount of First Priority Notes is validly tendered (and not validly withdrawn) such that the aggregate principal amount of First Priority Notes tendered in the Offer is equal to the Maximum Tender Amount, then none of the Second Priority Notes, Third Priority Notes or Fourth Priority Notes will be accepted for purchase. If the aggregate principal amount of First Priority Notes validly tendered (and not validly withdrawn) in the Offer is less than the Maximum Tender Amount, then the Company will accept an aggregate principal amount of Second Priority Notes validly tendered (and not validly withdrawn) (the “Maximum Second Priority Tender Amount”) of up to (i) the Maximum Tender Amount less (ii) the aggregate principal amount of the First Priority Notes validly tendered and accepted for purchase in the Offer. If the aggregate principal amount of Second Priority Notes validly tendered (and not validly withdrawn) in the Offer is greater than the Maximum Second Priority Tender Amount then such Second Priority Notes will be accepted on a pro-rata basis.

If the aggregate principal amount of First Priority Notes and Second Priority Notes validly tendered (and not validly withdrawn) in the Offer is less than the Maximum Tender Amount, then the Company will accept an aggregate principal amount of Third Priority Notes validly tendered (and not validly withdrawn) (the “Maximum Third Priority Tender Amount”) of up to (i) the Maximum Tender Amount less (ii) the aggregate principal amount of the First Priority Notes and Second Priority Notes validly tendered and accepted for purchase in the Offer. If the aggregate principal amount of Third Priority Notes validly tendered (and not validly withdrawn) in the Offer is greater than the Maximum Third Priority Tender Amount then such Third Priority Notes will be accepted on a pro-rata basis.

If the aggregate principal amount of First Priority Notes, Second Priority Notes and Third Priority Notes validly tendered (and not validly withdrawn) in the Offer is less than the Maximum Tender Amount, then the Company will accept an aggregate principal amount of Fourth Priority Notes validly tendered (and not validly withdrawn) of up to (the “Maximum Fourth Priority Tender Amount”), being the lower of (a) (i) the Maximum Tender Amount less (ii) the aggregate principal amount of the First Priority Notes, Second Priority Notes and Third Priority Notes validly tendered and accepted for purchase in the Offer and (b) U.S.$350,000,000. If the aggregate principal amount of Fourth Priority Notes validly tendered (and not validly withdrawn) in the Offer is greater than the Maximum Fourth Priority Tender Amount then such Fourth Priority Notes will be accepted on a pro-rata basis.

The Offer will expire at 4.00 p.m., London time (11.00 a.m. New York time), on 30 March 2015, unless extended, re-opened or earlier terminated by the Company in its sole discretion (such date and time, as the same may be extended, the “Expiration Time”). Holders of Notes must validly tender and not validly withdraw their Notes at or prior to 9.00 p.m., London time (5.00 p.m. New York time), on 13 March 2015 (such date and time, as the same may be extended, the “Early Tender Time”) to be eligible to receive the Total Consideration (defined below). Holders of Notes who validly tender their Notes after the Early Tender Time but at or prior to the Expiration Time will only be eligible to receive the applicable Tender Offer Consideration (defined below) for their Notes.

Holders of Notes that are validly tendered and not validly withdrawn at or prior to the Early Tender Time and accepted for purchase will be eligible to receive the applicable Total Consideration for their Notes, which will be payable promptly after the Expiration Time (the date of such payment, the “Settlement Date”). The Settlement Date is currently expected to be 2 April 2015.

Holders of Notes that are validly tendered after the Early Tender Time but at or prior to the Expiration Time and accepted for purchase will be eligible to receive the applicable Total Consideration for their Notes less the early tender payment (the “Early Tender Payment”) set out in the table below (the “Tender Offer Consideration”), which will be payable on the Settlement Date.

The “Total Consideration” for each U.S.$1,000 in principal amount of Series 1 Notes, Series 2 Notes, Series 3 Notes, Series 4 Notes, Series 5 Notes and Series 6 Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time/Withdrawal Time and accepted for purchase pursuant to the Offer will be as set out in the table below (which amounts, for the avoidance of doubt, includes the Early Tender Payment). Holders will also receive accrued and unpaid interest on such Notes from and including the last interest payment date applicable to such Notes to, but not including, the Settlement Date (“Accrued Interest”) with respect to any such Series 1 Notes, Series 2 Notes, Series 3 Notes, Series 4 Notes, Series 5 Notes and Series 6 Notes validly tendered and accepted for purchase in the Offer.

The “Total Consideration” for each U.S.$1,000 in principal amount of Fourth Priority Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time and accepted for purchase pursuant to the Offer will be equal (i) to the Series 7 Clearing Price (defined below) in respect of the Series 7 Notes and (ii) to the Series 8 Clearing Price (defined below) in respect of the Series 8 Notes, as determined in each case pursuant to a modified “Dutch Auction” procedure (which, for the avoidance of doubt, includes the Early Tender Payment). Holders will also receive Accrued Interest with respect to any Fourth Priority Notes validly tendered and accepted for purchase in the Offer. If a Holder elects to participate in the Offer at or prior to the Early Tender Time, such Holder must specify the minimum Total Consideration that it would be willing to receive in exchange for each U.S.$1,000 in principal amount of Notes it chooses to tender in the Offer (the “Series 7 Bid Price” and “Series 8 Bid Price”, respectively) that is not less than U.S.$887.50 or U.S.$817.50 (the “Series 7 Minimum Price” and “Series 8 Minimum Price”, respectively) nor greater than U.S.$907.50 or U.S.$837.50 (the “Series 7 Maximum Price” and “Series 8 Maximum Price”, respectively). For Series 7 Notes and Series 8 Notes validly tendered and not validly withdrawn after the Early Tender Time and accepted for purchase pursuant to the Offer, the “Tender Consideration” for each U.S.$1,000 in principal amount of such Series 7 Notes and Series 8 Notes will be equal to the relevant Clearing Price less the Early Tender Payment.

The “Series 7 Clearing Price” and “Series 8 Clearing Price” (each a “Clearing Price”) in respect of the Series 7 Notes and the Series 8 Notes will be determined by consideration of the relevant Series 7 Bid Prices or Series 8 Bid Prices (as applicable) (the “Bid Prices”) in respect of the relevant Series of Fourth Priority Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Time, in order of lowest to highest Bid Prices for each of the relevant Series of Fourth Priority Notes. Pursuant to this procedure, the relevant Clearing Price in the Offer will be:

•	the lowest single Bid Price for all tenders of the relevant Series of Fourth Priority Notes at or prior to the Early Tender Time such that, for all tenders of such Series of Fourth Priority Notes at or prior to the Early Tender Time whose Bid Price is equal to or less than such lowest single Bid Price, the Company will be able to accept for purchase an aggregate principal amount of the relevant Series of Fourth Priority Notes so that its purchases of such relevant Series of Fourth Priority Notes, when aggregated with its purchases of the other Series of Fourth Priority Notes, do not exceed the Maximum Fourth Priority Tender Amount, taking into account any pro-rationing; or

•	if the aggregate principal amount of all Fourth Priority Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Time is less than the Maximum Fourth Priority Tender Amount, the relevant Clearing Price will be the highest Bid Price with respect to the relevant Series of Fourth Priority Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Time.

The Company will announce the Series 7 Clearing Price, the Series 8 Clearing Price, the Total Consideration and the Tender Offer Consideration (in respect of each of the Series 7 Notes and the Series 8 Notes) at or around 9:00 a.m. London time (5:00 a.m. New York time), or as soon as practical thereafter, on the first business day after the Early Tender Time, by means of issuing a release on the Irish Stock Exchange, Reuters International Insider, DTC and the Clearing Systems or using such other means of announcement as the Company deems appropriate.

Notes tendered before the Early Tender Time may be validly withdrawn by delivery of a withdrawal instruction that is received by the Tender Agent at any time before 9.00 p.m., London time (5:00 p.m. New York time), on 13 March 2015, unless extended by the Company in its sole discretion (the “Withdrawal Time”), but not thereafter. Notes tendered after the Early Tender Time may not be withdrawn.

Offer for the First Priority Notes

ISINs	CUSIP	Title of Security	Maturity Date	Priority Acceptance Level	Principal Amount Outstanding(3)	Total Consideration(1)	Early Tender Payment (1)(2)	Maximum Tender Amount
US918242AC23 (Rule 144A)/ XS0587030957 (Reg S)	918242AC2	U.S.$500,000,000 6.493% Loan Participation Notes issued by VIP Finance Ireland Limited	2016	1	U.S.$500,000,000	U.S.$1,028.75	U.S.$30	Any and all of the First Priority Notes
US90263MAE49 (Rule 144A)/ XS0253861834 (Reg S)	90263MAE4	U.S.$600,000,000 8.25% Loan Participation Notes issued by UBS (Luxembourg) S.A.	2016	1	U.S.$600,000,000	U.S.$1,047.50	U.S.$30
US918242AB40 (Rule 144A)/ XS0361041808 (Reg S)	918242 AB4	U.S.$1,000,000,000 9.125% Loan Participation Notes issued by VIP Finance Limited	2018	1	U.S.1,000,000,000	U.S.$1,050.00	U.S.$30

Offer for the Second Priority Notes

ISINs	CUSIP	Title of Security	Maturity Date	Priority Acceptance Level	Principal Amount Outstanding(3)	Total Consideration(1)	Early Tender Payment (1)(2)	Maximum Tender Amount
US918242AD06 (Rule 144A)/ XS0587031096 (Reg S)	918242AD0	U.S.$1,000,000,000 7.748% Loan Participation Notes issued by VIP Finance Ireland Limited	2021	2	U.S.$1,000,000,000	U.S.$960.00	U.S.$30	The Maximum Tender Amount less the aggregate principal amount of the First Priority Notes validly tendered for and accepted for purchase in the Offer

Offer for the Third Priority Notes

ISINs	CUSIP	Title of Security	Maturity Date	Priority Acceptance Level	Principal Amount Outstanding(3)	Total Consideration(1)	Early Tender Payment(1) (2)	Maximum Tender Amount
US92718WAA71 (Rule 144A)/ XS0643176448 (Reg S)	92718W AA7	U.S.$500,000,000 6.2546% Guaranteed Notes issued by VimpelCom Holdings B.V.	2017	3	U.S.$500,000,000	U.S.$997.50	U.S.$30	The Maximum Tender Amount less the aggregate principal amount of the First Priority Notes and Second Priority Notes validly tendered and accepted for purchase in the Offer
US92718WAB54 (Rule 144A)/ XS0643183220 (Reg S)	92718W AB5	U.S.$1,500,000,000 7.5043% Guaranteed Notes issued by VimpelCom Holdings B.V.	2022	3	U.S.$1,500,000,000	U.S.$937.50	U.S.$30

Offer for the Fourth Priority Notes

ISINs	CUSIP	Title of Security	Maturity Date	Priority Acceptance Level	Principal Amount Outstanding(3)	Total Consideration (Acceptable Bid Price Range)(1)	Early Tender Payment(1) (2)	Maximum Tender Amount
US92718WAD11 (Rule 144A)/ XS0889401054 (Reg S)	92718W AD1	U.S.$600,000,000 5.20% Notes issued by VimpelCom Holdings B.V.	2019	4	U.S.$600,000,000	U.S.$887.50 to U.S.$907.50	U.S.$30	The lower of (a) the
Maximum Tender

Amount less the
aggregate principal
amount of the First
Priority Notes,

Second Priority

Notes and Third

Priority Notes

validly tendered

and accepted for
purchase in the

Offer and (b)
U.S.$350,000,000

US92718WAE93 (Rule 144A)/ XS0889401724 (Reg S)	92718W AE9	U.S.$1,000,000,000 5.95% Notes issued by VimpelCom Holdings B.V.	2023	4	U.S.$1,000,000,000	U.S.$817.50 to U.S.$837.50	U.S.$30

Notes:

(1)	Per U.S.$1,000 principal amount of Notes validly tendered at or prior to the Early Tender Time and accepted for purchase. Does not include Accrued Interest, which will be paid on Notes accepted for purchase.
(2)	Included in the Total Consideration for Notes validly tendered and not validly withdrawn in the Offer at or prior to the Early Tender Time.
(3)	Aggregate principal amount of Notes outstanding as at the date of this announcement.

The Offer is subject to the satisfaction or waiver of certain conditions set forth in the Offer to Purchase. The complete terms and conditions of the offer are set forth in the Offer to Purchase, dated 2 March 2015. Holders of the Notes are urged to read these documents carefully before making any decision with respect to the tender offer.

The Company has retained Barclays Bank PLC, Citigroup Global Markets Limited and Société Générale (together, the “Dealer Managers”) to serve as the dealer managers and Citibank N.A., London Branch to serve as the tender agent (the “Tender Agent”) for the Offer.

Requests for documents may be directed to the Tender Agent, Citibank N.A., London Branch, at +44 207 508 3867. Questions regarding the Offer may be directed to Barclays Bank PLC, at +44 20 3134 8515; Citigroup Global Markets Limited, at (800) 558-3745 (toll free) or (212) 723-6106 (collect) within the U.S. and +44 20 7986 8969 outside the U.S.; or Société Générale, at (212) 278 6964 (collect) within the U.S. and +44 207 676 7579 outside the U.S. This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell with respect to the Notes, nor is this announcement an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The Offer is being made only pursuant to the Offer to Purchase and only in such jurisdictions as is permitted under applicable law.

The Company reserves the right to extend the Offer with respect to the Notes, if necessary, so that the Expiration Time occurs upon or shortly after the satisfaction or waiver of the conditions to the Offer.

Forward-Looking Statements

The Company considers portions of this announcement and the Offer to Purchase and the documents incorporated by reference to be forward-looking statements. Forward-looking statements can be identified by the use of words such as

“may”, “will”, “plan”, “should”, “expect”, “anticipate”, “estimate”, “continue” or comparable terminology. Forward-looking statements are inherently subject to risks and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, the Company can give no assurance that such expectations will be achieved. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements as a result of risks and uncertainties, including, without limitation, possible changes in the timing and consummation of the Offer. Holders are cautioned not to place undue reliance on these forward-looking statements. The Company assumes no obligation to update and supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise except as may be required under Rule 14e-l under the U.S. Securities Exchange Act of 1934

(the “Exchange Act”).

The forward-looking statements contained in this announcement and the Offer to Purchase speak only as of the date of this announcement and the Offer to Purchase. The Company undertakes to publicly update, to the extent required by federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events.

OFFER AND DISTRIBUTION RESTRICTIONS

Neither this announcement nor the Offer to Purchase constitutes an invitation to participate in the Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by the Company, the Dealer Managers and the Tender Agent to inform themselves about and to observe any such restrictions.

United Kingdom

This announcement and the Offer to Purchase are for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement and the Offer to Purchase is directed in the United Kingdom only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement and the Offer to Purchase relates is available only to relevant persons and will be engaged in only with relevant persons.

Republic of Italy

None of this announcement, the Offer to Purchase or any other documents or materials relating to this announcement and the Offer to Purchase have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Offer is being carried out in the Republic of Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “Issuers’ Regulation”), as the case may be. This announcement and the Offer to Purchase is also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers’ Regulation.

A Holder located in the Republic of Italy can tender the Notes through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer.

Belgium

The offer restriction below applies only to the Series 2 Notes and the Series 3 Notes.

In Belgium, the Offer will not, directly or indirectly, be made to, or for the account of, any person other than to qualified investors referred to in Article 10, § 1 of the Belgian law on the public offering of investment instruments and the admission of investment instruments to trading on regulated markets dated 16 June 2006, as amended from time to time (the “Belgian Prospectus Law”). This announcement and the Offer to Purchase or any other documentation or material relating to the Offer has not been and will not be submitted to the Financial Services and Markets Authority (“Authorité des services et marches financiers / Autoriteit voor financiële diensten en markten”) for approval. Accordingly, in Belgium, the Offer may not be made by way of a public offer within the meaning of article 3 of the Belgian Prospectus Law and article 3 of the Belgian act on public takeover offers dated 1 April 2007, as amended from time to time (the “Belgian Takeover Act”). Therefore, the Offer may not be promoted vis-à-vis, and are not being made to, any person in Belgium (with the exception of “qualified investors” within the meaning of article 10, § 1 of the Belgian Prospectus Law that are acting for their own account and without prejudice to the application of article 6 § 4 of the Takeover Act). This announcement and the Offer to Purchase and any other documentation or material relating to the Offer (including memorandums, information circulars, brochures or similar documents) have not been forwarded or made available to, and are not being forwarded or made available to, directly or indirectly, any such person. With regard to Belgium, this announcement and the Offer to Purchase has been transmitted only for personal use by the aforementioned qualified investors and only for the purpose of the Offer. Accordingly, the information contained in this announcement and the Offer to Purchase may not be used for any other purpose or be transmitted to any other person in Belgium (without prejudice to the application of article 6 § 4 of the Takeover Act).

The Republic of France

This announcement and the Offer is not being made, directly or indirectly, to the general public in the Republic of France. This Offer to Purchase or any other documentation or material relating to the Offer (including memorandums, information circulars, brochures or similar documents) have not been distributed to, and or are not being distributed to, the general public in the Republic of France. Only (i) persons that provide investment services in the field of portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) (that are not individuals) acting for their own account, in each case as defined in or pursuant to articles L.411-1, L.411-2 and D.411-1 to D.411-4 of the French Code Monétaire et Financier, may participate in the Offer. This announcement and the Offer to Purchase has not been submitted to the clearance procedures of the Autorité des marchés financiers.

General

The distribution of this announcement and/or the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by the Company, the Dealer Managers and the Tender Agent to inform themselves about and to observe any such restrictions.

The Dealer Managers and the Tender Agent (and their respective directors, employees or affiliates) make no representations or recommendations whatsoever regarding this announcement, the Offer to Purchase or the Offer. The Tender Agent is the agent of the Company and owes no duty to any Holder. None of the Company, the Dealer Managers or the Tender Agent makes any recommendation as to whether or not Holders should participate in the Offer or refrain from taking any action in the Offer with respect to any of such Notes, and none of them has authorised any person to make any such recommendation.

Neither this announcement nor the Offer to Purchase constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes in the Offer will not be accepted from Holders) in any circumstances or jurisdiction in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer and any Dealer Manager or any of their respective affiliates is such a licensed broker or dealer in such jurisdictions, the Offer shall be deemed to be made by such Dealer Manager or affiliate (as the case may be) on behalf of the Company in such jurisdiction and the Offer is not made in any such jurisdiction where either a Dealer Manager or any of its affiliates is not licensed.

Each Holder participating in the Offer will be deemed to give certain representations in respect of the jurisdictions referred to above, and generally, on submission of the Notes for tender in the Offer. Any tender of Notes for purchase pursuant to the Offer from a Holder that is unable to make these representations may be rejected. Each of the Company, the Dealer Managers and the Tender Agent reserves the right, in their absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Offer, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender may be rejected.